                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)(1)

                             Campbell Soup Company
                                (Name of issuer)

                        Capital Stock, par value $.0375
                         (Title of class of securities)

                                   134 429 109
                                 (CUSIP number)

Judith R. Thoyer, Esq.                                 Leonard B. Boehner, Esq.
Paul, Weiss, Rifkind, Wharton & Garrision              Morris & McVeigh LLP
1285 Avenue of the Americas                            767 Third Avenue
New York, NY 10019                                     New York, NY 10017
(212)373-3000                                          (212)418-0540
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 14, 1997
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)

--------

         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.134 429 109                   13D               Page  2  of  14   Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Dorrance H. Hamilton                                       ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             114,209
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               61,664,260
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   28,903,029

                          10.      SHARED DISPOSITIVE POWER
                                   2,393,360

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          61,778,469

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.4%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.134 429 109                   13D               Page  3  of  14   Pages


1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Samuel M.V. Hamilton                                       ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO

          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               1,066,276
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   0

                          10.      SHARED DISPOSITIVE POWER
                                   4,862,276

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

          PERSON
          4,862,276

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.134 429 109                   13D               Page  4  of  14   Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Hope H. van Beuren                                         ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO

          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             36,788
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               687,568
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   13,476,788

                          10.      SHARED DISPOSITIVE POWER
                                   987,568

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          14,464,356

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.1%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.134 429 109                   13D               Page  5  of  14   Pages




1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John A. van Beuren                                         ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               61,557,236
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   13,440,000

                          10.      SHARED DISPOSITIVE POWER
                                   2,998,336

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          61,577,236

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.4%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.134 429 109                   13D               Page  6  of  14   Pages




1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Charles H. Mott                                            ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             22,525
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               60,870,900
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   22,525

                          10.      SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          60,893,425

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.2%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This statement is the fifth amendment to the statement on
Schedule 13D filed by Dorrance H. Hamilton ("Mrs. Hamilton"), Samuel M. V. Hamilton ("Mr. Hamilton"), Hope H. van Beuren ("Mrs. van Beuren"), John A. van Beuren ("Mr. van Beuren") and Charles H. Mott ("Mr. Mott"). This statement is the thirteenth amendment to the statement on Schedule 13D of Mrs. Hamilton and the eighth amendment for Mrs. van Beuren. This statement relates to shares of Capital Stock of Campbell Soup Company.

                  Mr. van Beuren, Mrs. Hamilton and Mr. Mott are Trustees (the "Trustees") of the Major Stockholders' Voting Trust (the "Voting Trust") under a Voting Trust Agreement dated as of June 2, 1990 ("Trust Agreement") which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr.

                  This amendment is filed to report changes in beneficial ownership as a result of charitable and intra-family gifts. See Item 5.

                  Mr. and Mrs. Hamilton, Mr. and Mrs. van Beuren, and Mr. Mott are sometimes collectively referred to as the "Reporting Persons."

                  This Amendment is an electronic confirming copy submitted to comply with Regulation S-T. Item 5 was amended by a paper filing made with the Commission on July 18, 1997. This electronic confirming copy is a restatement of the Schedule 13D, including the July 18, 1997 amendment, to comply with Rule 101(a)(ii) of Regulation S-T.

                               Page 7 of 14 Pages

Item 1.           Security and Issuer

                  The class of equity securities to which this statement relates is Capital Stock ($.0375 par value) (the "Shares") of Campbell Soup Company, a New Jersey corporation (the "Company"). The Company has its principal executive offices at Campbell Place, Camden, New Jersey 08103.

Item 2. Identity and Background

                  The present address and occupation of each of the Reporting Persons are listed below:

Name                 Address                         Occupation
----                 -------                         ----------

Mr. van Beuren       P.O. Box 4098                   Private Investor
                     Middletown, RI 02842

Mrs. van Beuren      P.O. Box 4098                   Private Investor
                     Middletown, RI 02842

Mr. Hamilton         218 Enterprises                 Private Investor
                     200 Eagle Road
                     Suite 116
                     Wayne, PA 19087

Mrs. Hamilton        218 Enterprises                 Private Investor
                     200 Eagle Road
                     Suite 116
                     Wayne, PA 19087

Mr. Mott             233 Broadway                    President
                     New York, NY 10279              John W. Bristol & Co., Inc.
                                                     Investment advisors

                  Each of the Reporting Persons is a United States citizen. During the last five years, none of them have (i) been convicted of a criminal proceeding (excluding traffic

                               Page 8 of 14 Pages
violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The Reporting Persons are making this filing only because of the possibility that they may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13D does not constitute an admission by any of the persons making this filing that such persons collectively are a "group" for purposes of Section 13(d)(3) of the Act.

                  Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

                  Not applicable.

Item 4.           Purpose of Transaction

                  The Reporting Persons formed the Voting Trust as a vehicle for acting together as to matters which may arise affecting the Company's business, in order to attain their objective of maximizing the value of their Shares. The Trustees will act for the Reporting Persons in communications with the Company's Board of Directors. The Voting Trust may also facilitate communications by the Board with the individual Reporting Persons.

                               Page 9 of 14 Pages

                  One or more Reporting Persons may from time to time purchase, sell or otherwise dispose of a portion or all of their Shares in the open market or in private transactions which may include sales for the purpose of diversification of their investment, or family or charitable gifts.

                  Item 5.           Interest in Securities of the Issuer

                  The Trustees of the Voting Trust have sole voting power over a total of 60,870,900 Shares held under the Trust Agreement, which represents 13.2% of the outstanding Shares of the Company's Capital Stock (the Voting Trustees held 12.8% of the outstanding Shares at the time of the last Amendment to Schedule 13D dated May 31, 1991). The Reporting Persons and related persons also have an interest in 2,009,625 additional Shares held outside the Voting Trust which, when added together with the Shares held in the Trust, represent 13.7% of the outstanding Shares. These Shareholdings include (i) 27,902,900 Shares (6.1% of the outstanding shares) with sole dispositive power and 2,393,360 shares with shared dispositive power held by the Dorrance H. Hamilton Trust (Mrs. Hamilton is the sole Trustee of the Dorrance H. Hamilton Trust), and 2,393,360 Shares with shared dispositive power held by Mr. Hamilton (shared with Mrs. Hamilton as to such 2,393,360 Shares); in addition Mr. Hamilton holds 2,468,916 Shares with shared dispositive power; and (ii) 13,476,788 Shares with sole dispositive power and 987,568 Shares with shared dispositive power held by Mrs. van Beuren, and 13,440,000 Shares with sole dispositive power and 987,568 Shares with shared dispositive power held by Mr. van Beuren (shared with Mrs. van Beuren as to such 987,568 Shares); in addition Mr. van Beuren holds

                               Page 10 of 14 Pages

2,010,768 Shares with shared dispositive power. Mr. Mott owns 22,522 Shares with sole voting and dispositive power. Percentages set out above are based on 459,950,303 Shares outstanding on June 2, 1997, as shown by the Company's latest Form 10-Q. Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and foundations, except as may arise under the Trust Agreement.

                  The decision of the Trustees as to the voting of Shares held in the Voting Trust must be approved by at least two out of the three Trustees. In the event of a disagreement among the Trustees designated by the family groups participating in the Voting Trust, the shares of the minority may be withdrawn. The Trustees may request the Company to pay dividends directly to the beneficial owner of the Shares under the Trust Agreement who are named therein. The Trustees do not have power to dispose of Shares held under the Voting Trust, except a Trustee has power to dispose of Shares contributed by him or her. See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this Schedule 13D.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

                  Mrs. Hamilton and Mrs. van Beuren have the right to appoint Trustees of the Voting Trust; they have designated Mrs. Hamilton and Mr. van Beuren as Family Trustees and Mr. Mott as the Non-family Trustee. See Sections 1 and 7 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this
Schedule 13D.

                               Page 11 of 14 Pages

Item 7.   Material to be filed as Exhibits

        Exhibit A          Major Stockholders' Voting Trust Agreement dated as
                           of June 2, 1990 (see Exhibit A to Amendment No. l to
                           Schedule l3D filed by the Reporting Persons on June
                           5, l990 which is incorporated herein by reference)

        Exhibit B          Power of attorney granted by Dorrance H. Hamilton to
                           John A. van Beuren and Charles H. Norris, Jr. dated
                           June 2, l990*

        Exhibit C          Power of attorney granted by Samuel M. V. Hamilton to
                           John A. van Beuren and Charles H. Norris, Jr. dated
                           June 2, l990*

        Exhibit D          Power of attorney granted by Hope H. van Beuren to
                           John A. van Beuren and Charles H. Norris, Jr. dated
                           June 2, l990*

        Exhibit E          Power of attorney granted by Diana S. Norris to John
                           A. van Beuren and Charles H. Norris, Jr. dated June
                           2, l990*

        Exhibit F          Power of attorney granted by Charles H. Norris, Jr.
                           to John A. van Beuren dated June 2, l990*

        Exhibit G          Joint Filing Agreement among the Reporting Persons
                           required by Rule l3(d)-l(f)(l)*

*Incorporated by reference to Amendment No.2 to Schedule 13D filed by the Reporting Persons in September 1990.

                               Page 12 of 14 Pages

         Exhibit H          Form of Amendment of Voting Trust Agreement
                            dated April 3, 1991**

         Exhibit I Power of attorney granted by Charles H. Mott to John A. van Beuren dated April 1, 1991**

         Exhibit J          Form of Agreement dated May 31, 1991 between
                            Dorrance H. Hamilton and Samuel M.V.
                            Hamilton, as Trustees of the Hamilton Charitable
                            Remainder Trust, and Morgan Stanley & Co.
                            Incorporated***

         Exhibit K          Form of Agreement dated May 31, 1991 between
                            Hope H. van Beuren and Morgan Stanley & Co.
                            Incorporated***

         Exhibit L          Amendment of Voting Trust Agreement dated
                            May 30, 1991***

**Incorporated by reference to Amendment No. 3 to Schedule 13D filed by the Reporting Persons in April 1991.

***Incorporated by reference to Amendment No. 4 filed by the Reporting Persons in June 1991.

                               Page 13 of 14 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 16, 1997

                                            DORRANCE H. HAMILTON
                                            SAMUEL M.V. HAMILTON
                                            HOPE H. VAN BEUREN
                                            JOHN A. VAN BEUREN
                                            CHARLES H. MOTT

                                            By:     John A. van Beuren
                                               ---------------------------------
                                                John A. van Beuren, individually
                                                 and as attorney-in-fact for the
                                                 above persons.(1)

2487lbb

--------

         1 Powers of Attorney are incorporated by reference to Exhibits B, C and D to Amendment No. 2 to Schedule 13D filed by the Reporting Persons in September 1990, and Exhibit I to Amendment No. 3 filed in April 1991.

                               Page 14 of 14 Pages